August 9, 2012

Mr. Duc Dang

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Wynn Resorts, Limited
Annual Report on Form 10-K
Filed February 29, 2012
Amended Annual Report on Form 10-K
Filed April 30, 2012
File No. 000-50028

Dear Mr. Dang:

We are in receipt of your letter dated July 26, 2012. Our responses, set forth below, have been numbered to correspond to the numbering in your letter.

Form 10-K: for the Fiscal Year Ended December 31, 2011

Construction and Development Opportunities, page 34

1.	You indicate that you continue to “finalize the project scope, timeline and budget” for the project subject to the draft land concession contract. Once finalized, please update future Exchange Act reports with the noted information.

In future filings, we will provide updates to the project scope, timeline and budget as each of these topics are finalized. The following update was made to our June 30, 2012 10-Q:

On May 2, 2012, the land concession contract was gazetted by the government of Macau evidencing the final step in the granting of the land concession. We anticipate constructing a full scale integrated resort containing a casino, approximately 2,000 rooms and suites, convention, retail, entertainment and food and beverage offerings on this land. We currently estimate the project budget to be in the range of $3.5 billion to $4.0 billion.

Item 1A. Risk Factors, page 17

2.	We note that none of your risk factors, or other sections of your Form 10-K, specifically address any risks you may face from cyber attacks, such as attempts by third parties to gain access to your systems to compromise sensitive business or customer information, to interrupt your systems or otherwise try to cause harm to your business and operations. We note press reports that hotels and resorts are increasingly becoming a target of cyber attacks. Beginning with your next Form 10-Q please provide risk factor disclosure describing the cybersecurity risks that you face. If you have experienced any cyber attacks in the past, please state that fact in the new risk factor in order to provide the proper context. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information

We supplementally confirm that we are not aware of any past successful cyber attacks. In future filings, beginning with our June 30, 2012, Form 10-Q, we will provide a risk factor disclosure describing the cyber security risks that our Company faces, similar to the information noted below.

Our information technology and other systems are subject to cyber security risk including misappropriation of customer information or other breaches of information security.

We rely on information technology and other systems to maintain and transmit customer financial information, credit card settlements, credit card funds transmissions, mailing lists and reservations information. In addition, our financial and recordkeeping processes are run from one central location at a secured off site Network Operations Center. We have substantially completed the implementation of industry best practice systems that are designed to meet all requirements of the Payment Card Industry standards for data protection, however, our information and processes are exposed to the ever-changing threat of compromised security, in the form of a risk of potential breach, system failure, computer virus, or unauthorized or fraudulent use by customers, company employees, or employees of third party vendors. The steps we take to deter and mitigate these risks may not be successful, and any resulting compromise or loss of data or systems could adversely impact operations or regulatory compliance and could result in remedial expenses, fines, litigation, and loss of reputation, potentially impacting our financial results.

Operating Measures, page 30

3.	From page 73, we note that promotional allowances account for approximately $52 million of your hotel revenues. In future Exchange Act reports, please clarify how your occupancy, ADR, and REVPAR figures incorporate, if at all, the use of promotional allowances.

In future filings, beginning with our June 30, 2012, Form 10-Q, we will add the information noted below to our discussion of operating measures included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•

Average Daily Rate (“ADR”) is calculated by dividing total room revenue including the retail value of promotional allowances (less service charges, if any) by total rooms occupied including complimentary rooms.

•	Revenue per Available Room (“REVPAR”) is calculated by dividing total room revenue including the retail value of promotional allowances (less service charges, if any) by total rooms available.

•	Occupancy is calculated by dividing total occupied rooms including complimentary rooms by total rooms available.

Financial results for the year ended December 31, 2011 compared to year ended December 31, 2010, page 39

4.	We note that you experienced an increase in drop, turnover, and slot handle at your casinos. Please tell us if you are able to determine if such increases are a result of an increase in the volume of patrons and/or an increase in amounts waged per patron.

There are three elements that determine casino volumes: the number of patrons, amounts wagered and the duration of play. Although we attempt to monitor these three elements with respect to some of our customers, a significant portion of our customers are not tracked. Furthermore, the data that is gathered is based on observations taken by our floor supervisors and is not independently verifiable. The sheer volume of wagers we accept prevent us from accurately assigning the extent to which increases/decreases in volume are attributable to average bet size, the number of patrons or the duration of play. Based upon the limited nature of the information that we have, we cannot accurately present in our quarterly or annual reports the effect of these factors on changes in drop, turnover and slot handle.

5.	Please tell us why you disclose the changes in table drop and turnover and slot handle and wins but not the absolute figure for those measures.

In future filings, beginning with our June 30, 2012, Form 10-Q, we will add the absolute figures for the table drop, turnover, slot handle and win, consistent with the language below.

For the six months ended June 30, 2012, our Las Vegas Operations experienced a $96.2 million (27.3%) decrease in casino revenues to $256.3 million, compared to the prior year due to a decrease in our table games win percentage (before discounts). Our table games win percentage decreased from 29.1% in 2011 to 19.2% in 2012. Our expected range is 21% to 24%. Drop increased $61.4 million (5.3%) to $1,230.1 million during the six months ended June 30, 2012, compared to $1,168.7 million in the prior year period. Slot machine handle at our Las Vegas Operations increased $22.4 million (1.6%) to $1,426.7 million compared to $1,404.3 million in the prior year period; however slot machine win decreased $0.5 million (0.6%) to $83.5 million as a result of lower hold.

Our Macau Operations experienced a $10.6 million (0.6%) increase in casino revenues to $1,746.4 million for the six months ended June 30, 2012, compared to the prior year period. We experienced an $11.7 million (1%) decrease in the VIP revenue segment and a $1,942 million (3.1%) increase in turnover. Our win as a percentage of turnover for the six months ended June 30, 2012, was 2.69%, which is below our expected range of 2.7% to 3.0%, and compares to 2.8% in the prior year period. In our general casino, table games win increased $32 million (8.4%) to $414 million for the six months ended June 30, 2012. The table games win percentage was 30%, which is above the expected range of 26% to 28% and the 27.8% experienced for the six months ended June 30, 2011. Drop increased $6.4 million (0.5%) to $1,379 million despite an 11% decrease in the number of table games when compared to the prior year period. Slot machine handle declined $340.4 million (11.5%) to $2,627 million and slot win declined $11.1 million (7.5%) to $136.9 million primarily due to increased competition in the premium segment. In addition, we removed 99 machines from the gaming floor compared to the prior year period.

Acknowledgement

As requested, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to discuss further any of the responses noted in this letter.

Sincerely,

/s/ Matt Maddox

Matt Maddox

Chief Financial Officer and Treasurer

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